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                             September 21, 2023

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       Building 8, No. 6 Jingye Road
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 6,
2023
                                                            File No. 333-269755

       Dear Jiawen Miao:

              We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2023 letter.

       Amendment No. 4 to Form F-1

       Item 8. Exhibits and Financial Statement Schedules
       Exhibit 23.1, page II-1

   1. Please have Friedman LLP correct in their Consent the date of their report, August 4,
                                                        2022.
       Exhibit 23.2, page II-2

   2.                                                   Please have Marcum Asia
CPAs LLP correct in their Consent the date of their
                                                        report, July 13, 2023.
 Jiawen Miao
Harden Technologies Inc.
September 21, 2023
Page 2
General

3. We note your response to comment 2 stating that you believe the following statements to be inaccurate: (i) the PRC government may intervene in or influence your operations at any time and (ii) the rules and regulations in China can change rapidly with little advance notice. Please explain to us why you included such disclosure in previous amendments,
      e.g., in Amendment 2 to the F-1, filed July 13, 2023. Please tell us the factors and circumstances that precipitated the changes between the amendments filed July 13, 2023,
      August 4, 2023, and September 6, 2023 and the reasons why you believe that your prior disclosure is no longer accurate.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJiawen Miao
                                                            Division of
Corporation Finance
Comapany NameHarden Technologies Inc.
                                                            Office of
Technology
September 21, 2023 Page 2
cc:       Bradley A. Haneberg
FirstName LastName